NAME OF REGISTRANT: Verizon, Inc.

NAME OF PERSON RELYING ON EXEMPTION: The Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

The Green Century Equity Fund is filing this solicitation pursuant to the requirements of PX14a6g as it holds in excess of $5 million in shares in the Company in funds under management.

Shareholder Proposal No. 5 on Verizon, Inc.’s 2026 Proxy Statement:

Board Oversight of Material Issues Related to Climate Change

Verizon, Inc. Company Symbol: VZ

Filed by: The Green Century Equity Fund

Green Century Capital Management, Inc. is the investment advisor to the Green Century Equity Fund and seeks your support for the proposal filed at Verizon, Inc. (hereby referred to as “Verizon” or “the Company”) in the 2026 proxy statement asking the Company to report on how the board oversees material climate-related issues, such as Verizon’s plans and progress to achieve its climate targets. The Proponent believes that taking such action would allow investors to better analyze risks and opportunities that may impact the value of the business and keep it competitive with peers.

RESOLVED: Shareholders request that the Board of Directors of Verizon issue a report on climate change, at reasonable cost and omitting proprietary information, describing how the board oversees material issues related to climate change, including whether and how Verizon is bringing operational and supply chain emissions into alignment with its existing climate-related goals, and disclosure of any metrics or policies that the board is monitoring.

SUPPORTING STATEMENT: In developing these disclosures, the proponent recommends considering, at the board's discretion:

•	Forward-looking, quantitative strategies and key actions for achieving the Company's climate goals;
•	Guidance from advisory groups such as the Transition Plan Taskforce.

RATIONALE FOR A “YES” VOTE

1.	Verizon fails to provide sufficient sustainability reporting for investors.
2.	Without a recent sustainability report, it is not clear how Verizon will achieve its climate goals and effectively mitigate climate-related risks to the business.
3.	Verizon lags its peers on sustainability disclosure.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.

BACKGROUND

All ten of the warmest years in the past 175 years have occurred in the last decade.1 In 2025, anthropogenic climate change led to increased average temperatures across every U.S. county.2

A changing climate has economic impacts. Each 1°C rise in temperature is expected to decrease global GDP up to 12%.3 Climate change has already cut U.S. incomes by nearly 12% since 2000.4 With 3°C of temperature rise expected by the end of this century, reductions in output, capital, and consumption could exceed 50%.5 As climate change intensifies, the cost of inaction is becoming higher than that of mitigation.6

Climate change thus poses a systemic risk to economic stability and threatens investors’ portfolios with uncertainty and volatility. Given that the financial market’s overall performance determines 75-94% of portfolio returns, the health of the economy is key to the long-term performance of diversified shareholders’ portfolios.7 Therefore, the climate-related actions of companies materially affect the financial system as a whole and the portfolios of diversified investors.

Individual businesses also experience the costs of climate change. A study evaluating the consequences of climate hazards across 20 industries found that company-level risk to fixed asset value will result in $560-$610 billion in yearly losses by 2035 for listed companies.8 4,000 large companies reported over $6 trillion in climate risks in 2025.9

The telecommunications industry is a significant source of greenhouse gases (GHG), comprising up to 4% of global emissions.10 As more of the world accesses the internet, the industry’s electricity use, its largest energy driver, will grow. The expected increase in mobile traffic is forecast at more than 20% per year until 2030.11 Additionally, estimates predict that the growing demand for data centers will account for anywhere between 6.7% to 12% of all U.S. electricity consumption per year by 2030.12

A changing climate exposes the telecommunications industry to consequential climate-related risks, including physical risk and energy price volatility. Overall, climate-driven fixed asset losses equate to a 6.6% to 7.3% drop in earnings by 2035 for the average company and, for telecom businesses, over a fifth of earnings.13

_____________________________

1 https://www.nytimes.com/2025/03/18/climate/global-temperatures-wmo-report.html

2 https://www.climatecentral.org/climate-matters/2025-in-review-us-temperatures

3 https://www.harvardmagazine.com/2024/09/harvard-economic-impact-climate-change

4 https://www.sciencefocus.com/news/climate-change-income

5 https://www.weforum.org/stories/2024/06/nature-climate-news-global-warming-hurricanes/

6 https://www.nber.org/papers/w32450; https://policyintegrity.org/publications/detail/gauging-economic-consensus-on-climate-change

7 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters, 2021

8 https://www.weforum.org/stories/2025/03/how-climate-hazards-are-reshaping-business-realities-and-responses/

9 https://www.cdp.net/en/insights/disclosure-dividend-2025

10 https://www.bcg.com/publications/2024/why-telcos-slow-sustainability-progress-is-risky#:~:text=Key%20Takeaways,with%20clear%20targets%20and%20KPIs

11 https://www.mckinsey.com/industries/technology-media-and-telecommunications/our-insights/the-growing-imperative-of-energy-optimization-for-telco-networks

12 https://www.wri.org/insights/us-data-centers-electricity-demand

13 https://www.weforum.org/stories/2025/03/how-climate-hazards-are-reshaping-business-realities-and-responses/

The International Telecommunication Union (ITU) set a Science-Based Targets initiative (SBTi) verified goal to reduce sectoral emissions by 45% by 2030.14 Verizon is a member of the ITU and has set additional SBTi targets to reduce its full value chain emissions.15 The Company also signaled its commitment to set a long-term net-zero goal encompassing its entire GHG footprint.16

Nevertheless, Verizon did not publish a comprehensive sustainability report in 2025, as it had annually since 2004.17 In lieu of a full sustainability report, the Company disclosed a 2025 TCFD report and 2024 Responsible Business Update.18 These disclosures lack decision-useful information covering material issues related to climate change, particularly key information Verizon had previously shared on climate-related risks and opportunities and initiatives, investments, and outcomes related to achieving its climate targets. Verizon’s Responsible Business update fails to mention “climate change” at all.19

Without updated disclosures, it is unclear whether and how Verizon is addressing previously disclosed climate-related risks and working to achieve its stated GHG emissions reduction targets.

I.	Verizon fails to provide sufficient sustainability reporting for investors.

Sustainability reporting is a useful tool for companies to disclose information on sustainability issues that impact their business and are thus important to their stakeholders. Executives in a Deloitte 2024 study cited reduced risk, increased return on investment, and brand reputation and enhancement as top expected outcomes from sustainability reporting.20

Sustainability disclosures, particularly those on climate, provide decision-useful information for investors and company-wide benefits:21

•	Studies find that companies that provide sustainability disclosures aligned with a robust framework such as the GRI standards have improved access to capital.[22]
•	A survey of institutional asset owners and managers found that 93% of investors believe climate-related risks are likely to affect the performance of investments over the next two to five years.[23]
•	A PwC 2024 survey of investors found that 75% of respondents agreed that they would moderately or significantly increase their investment in companies that are taking a range of climate-related actions. 64% urged companies to moderately or significantly increase their investment to reduce carbon emissions.[24]
•	A 2024 MSCI survey found that 88% of investors in both North America and Europe analyze the emissions of their investments to more fully consider risk.[25]

_____________________________

14 https://www.itu.int/en/mediacentre/Pages/PR04-2020-ICT-industry-to-reduce-greenhouse-gas-emissions-by-45-percent-by-2030.aspx

15 https://www.verizon.com/about/investors/verizon-emissions-and-energy-data; https://www.itu.int/hub/membership/our-members/directory/?myitu-industry=true&request=sector-members

16 https://sciencebasedtargets.org/target-dashboard

17 https://www.responsibilityreports.com/Company/verizon-communications-inc

18 https://www.verizon.com/about/investors/responsible-business-reporting

19 https://www.verizon.com/about/sites/default/files/2024-Responsible-Business-Report.pdf

20 https://www.deloitte.com/us/en/services/audit-assurance/articles/esg-survey.html

21 https://acrobat.adobe.com/id/urn:aaid:sc:US:935181e6-8e45-4a3b-af6b-735c49d06924, 14

22 https://www.globalreporting.org/media/xbibyphy/gri-research-impact-to-income.pdf

23 https://www.gsb.stanford.edu/sites/default/files/publication/pdfs/cgri-survey-2024-institutional-investor-survey-sustainability_0.pdf, 4

24 https://www.pwc.com/gx/en/news-room/press-releases/2024/pwc-2024-global-investor-survey.html

25 https://www.msci-institute.com/themes/climate/climate-change-dominates-investors-outlook-stanford-msci-sustainability-institute-survey-finds/

Verizon acknowledges the value and importance of sustainability reporting for key stakeholders:

•	Verizon cites reporting as one of four pillars of its ESG strategy, “providing us with a foundation for informed decision making, transparent communication and effective governance over and accountability for Verizon’s most impactful ESG risks and opportunities.”[26]
•	The Company notes its reporting is informed by stakeholder engagement and the results of its ESG prioritization assessment, which solicits feedback from investors.[27]
•	Verizon’s most recent ESG prioritization assessment from 2023 categorized climate and supply chain management, including environmentally related issues, as high-priority issues. The Company categorized reducing the end-of-life environmental impact of its products and network equipment as a priority issue.[28]
•	In Verizon’s 2023 engagement with key stakeholders, including investors, Scope 3 emissions were among the topics most frequently addressed.[29]
•	Verizon’s 2023 TCFD report states, “Verizon knows that transparency regarding climate related risks and opportunities is critical to maintaining our stakeholders’ trust and allows our investors to better understand the implications of climate change on our business.”[30]

Nevertheless, Verizon’s most recent public sustainability disclosures omit key information on its climate strategy, including:

•	Key metrics and information on supply chain engagement to reduce Scope 3 emissions, such as updated data on Verizon’s CDP Supply Chain Program and details on industry collaborations.[31] Current reporting fails to mention this program and discusses how the Company assesses supply chain resilience, omitting prior actions and outcomes from supply chain partnerships to achieve climate targets and reduce the largest sources of emissions.[32]
•	Previous reporting on “Transition risk analysis and resilience” that incorporated qualitative and quantitative carbon policy analyses, as well as its outcomes and related resilience strategies.[33]
•	A prior section disclosing “Physical risk analysis and resilience” that detailed qualitative and quantitative information on the implications of weather events on Verizon’s networks and response capabilities.[34]
•	The Company’s 2025 TCFD report fails to outline steps to address value chain Scope 3 emissions that comprise the largest sources of its GHG footprint and were previously acknowledged as one of the Company’s biggest challenges to decarbonize.[35]
•	Details on Verizon's strategy to reduce Scope 1 emissions through fleet decarbonization, including descriptions and outcomes from collaborations with manufacturers and industry organizations and qualitative or quantitative updates on strategies. Verizon previously disclosed this information, including year-over-year fleet fuel consumption, in its 2023 ESG Report.[36]
•	Updates on and examples of managing the energy efficiency of Verizon's network, data centers, and buildings to decrease Scope 2 emissions. Prior reports included progress on energy star certification, data on energy efficiency, partnerships to transition networks to clean energy sources, and forward-looking plans to commission on-site renewable energy.[37]

_____________________________

26 https://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf, 7

27 https://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf, 9

28 https://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf, 11

29 https://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf, 9

30 https://www.verizon.com/about/sites/default/files/Verizon-2023-TCFD-Report.pdf, 3

31 https://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf#:~:text=This%20report%20details%20our%20ESG,from%20January%201%2C%202023%2C%20through, 46

32 https://www.verizon.com/about/sites/default/files/Verizon-2025-TCFD-Report.pdf

33 https://www.verizon.com/about/sites/default/files/Verizon-2023-TCFD-Report.pdf, 18-19

34 https://www.verizon.com/about/sites/default/files/Verizon-2023-TCFD-Report.pdf, 19-24

35 https://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf#:~:text=This%20report%20details%20our%20ESG,from%20January%201%2C%202023%2C%20through, 46

36 https://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf#:~:text=This%20report%20details%20our%20ESG,from%20January%201%2C%202023%2C%20through, 44

37 https://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf#:~:text=This%20report%20details%20our%20ESG,from%20January%201%2C%202023%2C%20through, 45; https://www.responsibilityreports.com/HostedData/ResponsibilityReportArchive/v/NYSE_VZ_2022.pdf, 21

Without these disclosures, investors cannot understand the current and future actions Verizon is investing in to achieve its climate targets. The Company has removed all prior sustainability reports and references to climate change from its website and the risk factors section of its 2026 10-K. This is despite acknowledging climate risks in its most recent 2025 TCFD report. Furthermore, a TCFD report is not a replacement for sustainability reporting that outlines how Verizon will achieve the targets it set to mitigate the risks identified in current and prior TCFD reporting.

Updated sustainability reporting would better meet investor expectations for material information on whether and how Verizon’s climate strategy and goals will impact the enterprise and diversified investors’ exposure to climate risk.

II.	Without a recent sustainability report, it is not clear how Verizon will achieve its climate goals and effectively mitigate climate-related risks to the business.

In the absence of an updated sustainability report, investors are left uncertain about what initiatives Verizon is pursuing to address the climate-related risks and opportunities identified in its TCFD report, as well as if they are effective in mitigating climate risks and providing return on investment.

The telecommunications sector faces physical and transition climate risk:

•	A 2025 study by The World Economic Forum estimated the average telecom company faces losing $510–563M per year in asset losses from extreme heat alone by 2035.[38]
•	The Department of Homeland Security issued a 2024 report on the implications of extreme weather events on U.S. telecommunications infrastructure and found that cable networks and data centers face significant threats from climate change.[39]
•	The U.S. coasts, where Verizon has a high concentration of data centers, are increasingly vulnerable to extreme weather that damages electrical infrastructure.[40]
•	Energy price volatility is reported as a top concern for telecommunications companies. According to McKinsey, in 2024, the increase in large telecommunications operators' energy costs has outpaced sales growth by more than 50% in the last few years.[41] As the economy shifts to renewables, companies continuing to finance and invest in carbon-intensive industries may face negative impacts on asset valuations, profitability, investments, and shareholder returns.[42]

Verizon has cited the importance of mitigating climate risk to its business:

•	In 2024, Verizon's Chairman and CEO noted that by mitigating climate risk, “we are forging a purpose-driven and resilient business, with long-term growth and strong financial stability.”[43]

_____________________________

38 https://www.weforum.org/stories/2025/03/how-climate-hazards-are-reshaping-business-realities-and-responses/

39 https://www.dhs.gov/sites/default/files/2024-09/2024aepphasellimpactsofextremeweatherevents.pdf

40 https://www.dhs.gov/sites/default/files/2024-09/2024aepphasellimpactsofextremeweatherevents.pdf, 9; https://www.verizon.com/business/content/dam/business-markets/img/why-verizon/global_networks_map_en_xg.pdf

41 https://www.mckinsey.com/industries/technology-media-and-telecommunications/our-insights/the-growing-imperative-of-energy-optimization-for-telco-networks

42 https://www.mckinsey.com/capabilities/sustainability/our-insights/the-economic-transformation-what-would-change-in-the-net-zero-transition; https://www.lse.ac.uk/granthaminstitute/explainers/what-are-stranded-assets/; https://www.nature.com/articles/s41558-022-01356-y

43 https://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf

•	Verizon’ 2025 10-K reports that climate change “could cause significant damage to our infrastructure upon which our business operations rely, resulting in degradation or disruption of service... [and] significant recovery time and expenditures to resume operations.” Its 10-K also highlights the risk of climate-related supply chain disruptions.[44]
•	Verizon disclosed a physical risk analysis and resilience assessment in its 2023 TCFD report finding that floods and wildfires will pose the most significant risks to its networks. The Company projected an increase in average risk scores of nearly 12% and 6%, respectively.[45]
•	Verizon’s physical risk analysis also concluded that it “should continue to review [the management of weather impacts on our networks] on a regular basis to adequately account for future climate-related risks.”[46]

An updated sustainability report would allow investors to better assess the Company’s contribution to climate change, related exposure to climate-related risks, and the impact of any mitigation steps over time.

III.	Verizon lags its peers on sustainability disclosure.

While Verizon stopped providing investors with key sustainability information, its competitors have continued to disclose them. The telecommunications sector was cited as a leading sector in an EY Global Climate Risk Disclosure Barometer for coverage and quality of the TCFD recommendations.47

AT&T, T-Mobile, Deutsche Telekom, and Vodafone disclosed sustainability reports in 2025 and have been doing so on a regular basis. These disclosures describe how each company is integrating climate-related risks and opportunities into their strategic decision-making, such as current and future initiatives to reduce emissions, expected emissions reduction pathways, and specific governance policies to support the climate transition.

Competitors have also published climate transition plans in addition to annual sustainability reports, providing greater visibility into forward-looking actions to achieve their climate goals:

•	AT&T issued a climate strategy and transition plan in 2025 that outlined investments in addressing physical and transition climate risks and political engagement on climate policy.[48]
•	Deutsche Telekom’s climate transition plan “helps us to steer the measures with which we want to achieve our SBTi-validated climate targets by 2030 and 2040 respectively” and is published on its website as well as integrated into its annual sustainability reporting.[49]
•	Deutsche Telekom’s U.S. subsidiary, T-Mobile, has its own, regularly updated Pathway to Net-Zero, which includes expected emissions reductions and memberships and collaborations to reach its 2040 target.[50]

_____________________________

44 https://quotes.quotemedia.com/data/downloadFiling?webmasterId=104600&ref=318909556&type=PDF&formType=10-K&formDescription=Annual+report+pursuant+to+Section+13+or+15%28d%29&dateFiled=2025-02-12&cik=0000732712, 15

45 https://www.verizon.com/about/sites/default/files/Verizon-2023-TCFD-Report.pdf, 24

46 https://www.verizon.com/about/sites/default/files/Verizon-2023-TCFD-Report.pdf, 21

47 https://www.ey.com/en_gl/insights/climate-change-sustainability-services/how-telecommunications-sector-emerged-as-a-climate-disclosure-leader

48 https://sustainability.att.com/ViewFile?fileGuid=01b84e21-1bbf-4696-98d8-3f9cbec733bd

49 https://report.telekom.com/cr-report/2024/environment/climate-protection.html

50 https://www.t-mobile.com/content/dam/digx/tmobile/us/en/non-dynamic-media/pdf/T-Mobile-Pathway-To-Net-Zero-September-2023-Update.pdf?icid=MGPO_TMO_U_TMOCPSOCRS_4987OYTYCRYVPL62N34289

•	Vodafone disclosed a climate transition plan that outlines objectives, strategy and governance for 2025-2027 to reach net zero, and plans to manage climate-related risks and opportunities to build climate resilience into its business.[51]

The regular evaluation of a company’s contribution and response to the impacts of climate change aids in developing more resilient business models and identifying market opportunities. Verizon’s lack of robust sustainability disclosures may cause it to fail to find or implement decarbonization measures that increase profitability. Disclosing such evaluations further assures investors that climate considerations are embedded in governance structures, risk management processes, and business planning.

A 2025 study by McKinsey found that 60% of a telecommunications operator's emissions could be abated for less than $100 per metric ton of CO2, with up to 15% of decarbonization measures generating cost savings greater than the initial investment.52 Additionally, Imperial College London recently published a study showing that companies that take sustainability actions across products, processes, governance, and/or value chains have statistically significant higher stock prices than those that do not.53

Verizon may confront competitive risks as peers more effectively evaluate and disclose their actions to address material environmental issues in sustainability reporting, including the risks and opportunities of climate change.

CONCLUSION

Verizon recognizes that climate change poses a risk to its business in its prior reporting, yet the Company has failed to update investors on if and how it is progressing toward its SBTi targets and related risks and opportunities. Even more, Verizon has removed references to such risks without explanation. To meet investor expectations and address competitive risk, Verizon should issue a report describing how the board oversees material issues related to climate change, including whether and how Verizon is bringing operational and supply chain emissions into alignment with its existing climate-related goals, and disclosure of any metrics or policies that the board is monitoring.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.

For questions regarding this proposal, please contact Giovanna Eichner, Green Century Capital Management, geichner@greencentury.com.

_____________________________

51 https://www.vodafone.com/news/newsroom/protecting-the-planet/vodafone-publishes-its-climate-transition-plan

52 https://www.mckinsey.com/industries/technology-media-and-telecommunications/our-insights/telecom-emissions-how-to-tackle-the-biggest-challenges

53 https://assets-gbr.mkt.dynamics.com/f152573f-fb95-49d8-a928-b8d8e57cc426/digitalassets/docs/a6f4e251-df97-f011-b41b-7ced8d39984e?ts=638941613870000000